

Mail Stop 3720

July 10, 2008

Charles Y. Tanabe, Senior Vice President
Ascent Media Corporation
12300 Liberty Blvd.
Englewood, CO 80112

> **Re: Ascent Media Corporation**
> **Form 10-12G**
> **Filed June 13, 2008**
> **File No. 000-53280**

Dear Mr. Tanabe:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering your Series A and Series B common stock under Section 12(g) of the Exchange Act. We also note that you intend to list your Series A common stock on the Nasdaq Global Market. In your response letter, tell us when you intend to register your Series A common stock under Section 12(b) of the Exchange Act.

2.   Please file your remaining exhibits as soon as practicable. We will need adequate time to review them and, if necessary, comment upon your disclosure regarding them.

3.   We note that you have not filed any of the employment agreements discussed in the Executive Compensation section of the information statement. Please file such employment agreements or explain to us why you determined you were not required to file them pursuant to Regulation S-K Item 601(b)(10).

Exhibit 99.1 Information Statement

Cover Page

4.   Please clarify that the spin-off will not occur unless DHC shareholders approve the restructuring transactions among DHC, Advance/Newhouse and New Discovery**.**

Summary, page 1

The Spin-Off, page 1

5.   Include a question and answer regarding why the sound business of Ascent Media is not being excluded from the spin-off of Ascent Media. Briefly discuss the impact on Ascent Media's business operations and financial condition, and elaborate on the impact in your management's discussion and analysis.

Q: What are the reasons for the spin-off?, page 2

6.   Indicate where shareholders can get more information about the New Discovery restructuring transactions.

Risk Factors, page 5

Failure to obtain renewal of FCC licenses …, page 8

7.   We note that you hold licenses, authorizations and registrations from the FCC necessary to operate your business; however, it is unclear how you accounted for the FCC licenses in your financial statements.

Ascent Media operates in an increasingly competitive market . . ., page 8

8.   So that shareholders may better assess the risk associated with potential in-house production by major customers, indicate the percentage of revenues the six identified major motion picture studios have historically accounted for in the aggregate.

<u>Potential liabilities associated with certain assumed obligations under the tax sharing agreement cannot be precisely quantified . . ., page 9</u>

9.   To the extent practicable, please provide expanded disclosure about the potential consequences to your business if the spin-off fails to qualify as a transaction under Sections 368(a) and 355. Indicate that DHC may waive the condition that it receive an opinion of counsel regarding such qualification.

<u>The Spin-Off, page 15</u>

<u>Manner of Effecting the Spin-Off, page 16</u>

10.   Since the distribution ratio will not be one-for-one, discuss how the distribution ratio may result in shareholders holding odd lots of Ascent Media shares and this may make it difficult to sell their shares.

<u>Effect of the Spin-Off on Outstanding DHC Options, page 17</u>

11.   Provide quantitative disclosure of the hypothetical number of Ascent Media stock options that would be issued to Mr. Bennett and the exercise prices of those options based on the DHC stock price and Mr. Bennett's outstanding DHC options as of the most recent practicable date.

<u>Material U.S. Federal Income Tax Consequences of the Spin-Off, page 17</u>

12.   We note that you provide a summary of "certain" material U.S. federal income tax consequences to DHC stockholders resulting from the spin-off. Please revise so that it is clear you are describing all material U.S. federal income tax consequences.

13.   Please disclose when DHC will obtain the tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP. Please also advise us whether you will file this opinion as an exhibit or attach it as an appendix.

14.   In light of the fact that you describe the tax consequences assuming the spin-off either does or does not qualify as a transaction under Sections 368(a) and 355, please revise to disclose that the enumerated tax consequences "will" result rather than "should" result.

<u>Capitalization, page 23</u>

15.   Tell us how you considered the presentation of pro forma financial statements. In this regard, we note, among others, your reassignment of certain leases to the

Audio Company and your assumption of certain rights and obligations, including the Services Agreement with Liberty Media.

16.   Please revise the equity caption to disclose the conversion terms of each of the Series A, B and C of your common stock.

17.   Please include a footnote that refers to shareholder rights attached to the common stock to be distributed to DHC stockholders in connection with the spin-off as disclosed on page 68.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

18.   We note your risk factor on page eight regarding potentially material costs as a result of your separation from DHC and becoming a public company. In the Overview of your management's discussion and analysis, please provide additional insight into nature and extent of these costs and other material challenges you may face as a result of becoming an independent public company.

19.   Please discuss in your Overview changes to your business that will result from the spin-off, such as in your relationship with Discovery and your assumption of DHC obligations (including tax risks), and assess how such changes could potentially impact your results of operations and financial condition.

20.   Please consider expanded disclosure of known material trends and uncertainties in your Overview. For example, we note your significant $165 million goodwill impairment charge in the fourth quarter of 2007 as a result of lower performance expectations and negative cash flow trends in your network services segment due to competitive and market conditions. Please provide additional insight into this development, including its causes and management's expectations regarding how it could potentially materially impact results of operations and your liquidity and capital resources in future periods.

Revenue, pages 27 and 29

21.   We note that you derive a significant portion of your revenues from arrangements with Discovery. Please provide a more detailed disclosure of the effect of the related party transactions on your segment revenues.

Liquidity and Capital Resources, page 32

22.   Tell us how you account for the cost of facility build-outs to meet specific customer contracts.

Off-Balance Sheet Arrangements and Contractual Obligations, page 32

23.   Per your disclosure, you expect to spend approximately $50 million for capital expenditures in 2008. Tell us if any of the related purchase obligations are reflected in the table presented herein.

Management, page 45

Committees of the Board, page 46

24.   When you have determined the members of your board committees, please include the disclosure regarding independence required by Regulation S-K Item 407(a) to the extent applicable.

Compensation Discussion and Analysis, page 47

25.   Please disclose at the beginning of this section, to the extent known, your expectations regarding the compensation objectives, decision-making procedures and components of Ascent Media following the spin-off and how they may be similar to or different from the compensation described in the following CD&A and tables. We note that a reason for the spin-off is to enable you to more effectively tailor employee benefit plans and improve incentives by issuing equity.

Employment Agreements, page 49

26.   We note that you will assume DHC's obligations to reimburse Liberty Media for Mr. Fitzgerald's services to you. Please clarify what role you will have in determining the amount of these reimbursements going forward.

Management Incentive Plan, page 50

27.   Please provide expanded disclosure as to how the processes and formulas described here actually resulted in 2007 compensation awards for each of the named executive officers (other than Mr. Fitzgerald). Discuss the individual objectives of each named executive officer, how they were measured, and the extent to which they were achieved. Also disclose the economic performance metrics for the named executive officers, including the hedge discount percentage applied, and how actual performance compared to such metrics. Tabular disclosure may assist shareholders in understanding such calculations. See Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations Question 118.04 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

28.   Your qualification of the description of the MIP appears unnecessary as your
        compensation discussion and analysis should focus on how the compensation
        policies and procedures were actually applied to award compensation in the last
        completed fiscal year. Please revise or advise.

Long-Term Incentive Plan (LTIP), page 51

29.   We note that as of December 31, 2007, the PAR Values of all PARs granted prior
        to such date were not positive. Please provide a calculation of the Value as of
        December 31, 2007 so that shareholders may better understand the valuation
        formula and the spread between the Value as of such date and the initial Values.

30.   Define cumulative free cash flow as used in the LTIP. Refer to Regulation S-K
        Item 402(b), Instruction 5.

Potential Payments Upon Termination or Change-in-Control, page 55

31.   Define change of control under the employment agreements and the LTIP.

32.   We note that the table on page 57 includes no amounts attributable to vested
        PARs due to their negative value as of December 31, 2007. Please disclose by
        footnote the total number of PARS that would vest for each named executive
        officer assuming a change of control as of such date.

Certain Inter-Company Agreements, page 63

33.   Provide the disclosure required by Regulation S-K Item 404(b) regarding policies
        and procedures for the review, approval and ratification of related party
        transactions, including whether or not such polices and procedures are, or will be,
        in writing.

34.   Please disclose the amount your revenues that have historically been generated
        through transactions with Discovery and affiliated entities.

Description of Our Capital Stock, page 65

Our Common Stock, page 66

35.   Please disclose the circumstances in which the separate consent of the holders of
        Series B common stock is required, as referenced on page 72.

36.   Please revise or expand your disclosure of distributions on page 66 to clarify the
        purpose and general effect of these provisions.

Indemnification of Directors and Officers, page 74

37.   Please file the form of indemnification agreement as an exhibit to the Form 10, as you indicated you have done in the last sentence of the second paragraph of this section.

Where You Can Find More Information, page 75

38.   Please consider disclosing your internet address in this section.

Unaudited Condensed Combined Financial Statements

(1) Basis of Presentation, page F-6

39.   Please disclose, if true, that the accompanying historical financial information, as well as the Selected Financial Data on page 24, is the same as that of the consolidated financial information of the "Spinco Entities" as defined on page 15 of the Reorganization Agreement, including their respective subsidiaries after giving effect to the DHC Restructuring and excluding the Audio business.

(3) Long-Term Incentive Compensation, page F-8

40.   Please add a separate note on Subsequent Events, disclosing your responsibility for spin-off company series options as set forth in Article III.3.3 of the Reorganization Agreement (Exhibit 2.1) and .summarizing the significant terms of the 2008 Incentive Plan as discussed on page 58.

(4) Pro Forma Loss Per Common Share – Series A and Series B, page F-8

41.   Please revise your disclosure to disclose the common stock equivalents for securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future but were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. Refer to paragraph 40(c) of SFAS 128.

Combined Financial Statements

Summary of Significant Accounting Policies, page F-18

Revenue Recognition, page F-20

42.   We note that you recognize revenue on other long term contracts on the basis of the estimated percentage of completion. Tell us why you believe it is appropriate to apply the percentage of completion method under SOP 81-1. In this regard tell us whether your contracts require customer acceptance or whether they have any

cancellation provisions. To help us in evaluating your response, tell us about the typical or standard terms of your long term contracts.

43.   Please disclose, on page 35, the dollar amount of your contract backlog that you deem firm. Refer to Item 101(c)(1)(viii) of Regulation S-K.

44.   Please provide a more comprehensive discussion of your revenue recognition policy, addressing your basis for measurement and recognition of revenue from your various sources, including commercial revenue, feature revenue, system integration services revenue, content distribution revenue, and advertising.

45.   If your deliverables under certain revenue arrangements consist of multiple elements, please disclose your consideration of EITF 00-21.

Stock-based Compensation, page F-21

46.   Please disclose the information required in paragraph A240 of SFAS 123(r) for the LTIP and other share-based payment arrangements, including SARs and options as discussed on page 31.

Employee Benefit Plans, page F-29

47.   Please disclose your basis of accounting for the Management Incentive Plan (MIP), as discussed on page 50, the amounts expensed and the related liability for all periods presented.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Renee L. Wilm
        Baker Botts L.L.P.
        Via facsimile: (212) 259-2503